Global 1 Investment Holdings Corporation
                              233 Peachtree Street
                                   Suite 1225
                             Atlanta, Georgia 30303
                                  404-222-7344




                                  May 31, 2007




Securities and Exchange Commission

Washington, D.C. 20549


Dear Madam or Sir:

  Global 1 Investment Holdings Corporation acknowledges that the company is responsible for adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.







Sincerely,



/s/ Barry Thomas
Barry Thomas
CEO
Global 1 Investment Holdings Corporation